

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION



03027395

No Act

December 9, 2003

Act	Exchange Act '34
Section	
Rule	Regulation M Rule 102
Public Availability	December 9, 2003

Robert H. Bergdolt, Esq.
Alston & Bird LLP
3201 Beechleaf Court, Suite 600
Raleigh, NC 27604-1062

Re: Wells Real Estate Investment Trust II, Inc.
File No. TP 04-11

Dear Mr. Bergdolt:

In your letter dated December 3, 2003, as supplemented by conversations with the staff, you request an exemption from Rule 102 of Regulation M to permit Wells Real Estate Investment Trust II, Inc. ("Company") to redeem shares of its common stock under the Company's respective Redemption Plan while the Company is engaged in a distribution of shares of common stock. We have attached a copy of your letter to this response to avoid reciting the facts. Unless otherwise noted, each defined term in this letter has the same meaning as in your letter.

Response:

As a consequence of the continuous offerings of the Company's shares of common stock, the Company will be engaged in a distribution of shares of its common stock pursuant to Rule 102 of Regulation M. As a result, bids for or purchases of shares of its common stock or any reference security by the Company or any affiliated purchaser of the Company are prohibited during the restricted period specified in Rule 102, unless specifically excepted by or exempted from Rule 102.

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 102 of Regulation M to permit the Company to redeem shares of its common stock under its respective Redemption Plan while the Company is engaged in a distribution of shares of common stock. In granting this exemption, we considered the following facts, among others: shareholders of the Company must have held the shares of common stock in the Company for at least one year to participate in the respective Redemption Plan; there is no trading market for the Company's common stock; for at least three years after completion of the Company's offering stage, the shares will be repurchased at a price that is fixed and less than the public offering price of the shares in the Primary Offering, thereafter, the redemption price will equal 95% of the estimated per share value of the Company's shares; in any consecutive 12-month period the number of shares redeemed by the Company under its Redemption Plan will not exceed 5% of the number of shares of outstanding common stock of the Company as of the beginning of such 12-month period; and the terms of the Redemption Plan will be fully disclosed in the Company's prospectus. This exemption is subject to the condition that the Company shall terminate its Redemption Plan during the distribution of its common stock if a secondary market for its common stock develops.

The foregoing exemption from Rule 102 is based solely on your representations and the facts presented to the staff, and are strictly limited to the application of Rule 102 to the Redemption Plan as described above. The Redemption Plan should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, particularly Section 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the Company. The Division of Market Regulation expresses no view with respect to any other question that the Redemption Plan may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of other federal or state laws to, the Redemption Plan.

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,



James A. Brigagliano
Assistant Director
Division of Market Regulation

Attachment

ALSTON&BIRD LLP

3201 Beechleaf Court, Suite 600
Raleigh, NC 27604-1062

919-862-2200
Fax: 919-862-2260
www.alston.com

Robert H. Bergdolt **Direct Dial: 919-862-2216** **E-mail: rbergdolt@alston.com**

December 3, 2003

Mr. James Brigagliano, Assistant Director
Office of Management and Control
Division of Market Regulation
U.S. Securities and Exchange Commission
Stop 10-01
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wells Real Estate Investment Trust II, Inc./Request for Exemption under Rule 102(e) of Regulation M

Dear Mr. Brigagliano:

We are counsel to Wells Real Estate Investment Trust II, Inc. (the "Company"). The Company is a Maryland corporation that intends to operate for federal income tax purposes as a real estate investment trust. On behalf of the Company, we request that the Division of Market Regulation grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M with respect to redemptions by the Company of shares of its common stock under its proposed stock redemption program (the "Redemption Program").

The Company

The Company was incorporated in Maryland in July 2003, and was formed to acquire and operate commercial real estate primarily consisting of high quality, income-generating office and industrial properties leased to creditworthy companies and governmental entities. The Company currently does not own any properties and has only one stockholder, Wells Capital, Inc., which is the Company's advisor.

The Company filed a registration statement under the Securities Act (Registration No. 333-107066) with respect to 785,000,000 shares of its common stock and is offering up to 600,000,000 of those shares in an initial public offering (the "Primary Offering") and 185,000,000 of those shares under the Company's dividend reinvestment plan (the "Reinvestment Plan"). The Company will sell shares in the Primary Offering on a "bestefforts" basis at $10.00 per share (except for certain categories of purchasers entitled to reduced purchase prices, which would never be lower than $9.05 per share, reflecting the waiver of selling commissions and other fees otherwise payable to the Company's affiliated dealer manager, Wells Investment Securities, Inc. ("WIS")). Shares will be offered under the Reinvestment Plan at the higher of $9.55 per share or 95% of the estimated value of a share of the Company's common stock, as estimated by the Company's advisor or another firm chosen for that purpose. The Company's registration statement was declared effective by the Commission on November 26, 2003.

The Company has no current plans to seek to cause its shares of common stock to be listed on any securities exchange or the Nasdaq National Market, nor does it anticipate that such shares will be the subject of bona fide quotes on any inter-dealer quotation system or electronic communications network. To provide stockholders with some liquidity for their common stock, the Company intends to adopt the Redemption Program.

Redemption Program

The Company's board of directors has approved the Redemption Program but has delayed its adoption until the earlier of (i) the completion of the Primary Offering or (ii) the receipt of the exemptive relief sought by this letter. The terms of the Redemption Program are fully disclosed in the prospectus included in the registration statement described above. All redemptions will be effected through WIS, a registered broker-dealer. WIS will also be responsible for all recordkeeping and other administrative functions required to be performed in connection with the Redemption Program, although WIS may outsource clerical duties to Wells Capital.

Pursuant to the terms of the Redemption Program, a stockholder who has held shares of common stock of the Company for at least one year may, with appropriate notice to WIS, present all or any portion of such stockholder's common stock for repurchase, subject to the minimum holding requirements described below. If a stockholder redeemed all of his or her shares, there would be no holding period requirement for shares purchased pursuant to the Reinvestment Plan. The Company's advisor would not be eligible to seek redemption of the Company shares it now owns or may later acquire.

The Company will redeem shares on the last business day of each month in which such shares are presented for redemption, provided that the requisite redemption documents from stockholders are received by WIS at least five business days before the date for redemption. Participants may withdraw their redemption request at any time prior to the date for redemption.

The number of shares that the Company can redeem under the Redemption Program will be limited in two ways. First, the Company will only use aggregate net proceeds from the sale of shares under the Reinvestment Plan to redeem shares. Second, during any calendar year the Company will not redeem more than 5% of the weighted average number of shares of common stock outstanding during the prior calendar year.

In the event the limitations described above prevent the Company from redeeming all of the shares of common stock for which redemption requests have been submitted, the Company would redeem the shares on a pro rata basis at the end of each month. The Company would deviate from pro rata purchases in two minor ways: (i) if a pro rata redemption would result in a stockholder owning less than half of the minimum purchase amount required under state law, the Company would redeem all of such stockholder's shares; and (ii) if a pro rata redemption would result in a stockholder owning less than the minimum amount required under state law but at least half of such minimum, the Company would not redeem any shares that would take the stockholder's holdings below the minimum threshold. A stockholder whose entire request is not honored can ask that the request be honored at a subsequent monthly redemption date if the program limitations would then permit. Alternatively, a stockholder whose shares were not redeemed in whole or part could withdraw his or her redemption request. Stockholders will not relinquish their shares until such time as the Company commits to repurchasing such shares on the designated date for redemptions.

Initially, the price at which the Company will repurchase its shares of common stock will be $8.40 per share. During the Primary Offering, the repurchase price will be below the price of the shares offered in the Primary Offering. The Redemption Program provides that this $8.40 redemption price will remain fixed until three fiscal years after the Company completes its offering stage. The Company defines the completion of its offering stage as when it has gone one year without engaging in a public equity offering. (For purposes of this definition, the Company does not consider a "public equity offering" to include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in its operating partnership.) Thereafter, the redemption price will equal 95% of the estimated per share value of the Company's shares, as estimated by the Company's advisor or another firm chosen by the Company for that purpose. The Company will report this redemption price to stockholders as part of its regular communications with its stockholders.

Other than the redemption price disclosure and the disclosures required in the Company's prospectus and periodic Exchange Act reports, the Company will not publicize its Redemption Program. The Company will not actively solicit redemptions; its role in the program will be ministerial and merely facilitate stockholder redemption requests.

In several respects, the Company will treat redemptions sought upon the death of a stockholder differently from other redemptions. First, there will be no one-year holding requirement. Second, in the event of the death of a stockholder, the redemption price will be the amount paid for the shares until three years after the Company completes its offering stage. Thereafter, the redemption price will be the greater of (1) the amount paid to acquire the shares from the Company or (2) 100% of the estimate of the Company's per share value. Finally, the Company will not limit redemptions upon the death of a stockholder with respect to the net proceeds from the Reinvestment Plan or the number of its outstanding shares. These special redemption terms will be available for a full year after the death of a stockholder.

Shares repurchased by the Company would become authorized but unissued shares. The Company would not reissue the shares without registration under the Securities Act or an exemption therefrom. The Redemption Program will terminate upon the development of a trading market for the Company's shares of common stock. Additionally, the board of directors of the Company could, in its discretion, amend, suspend or terminate the Redemption Program with 30 days advance notice to the stockholders.

Discussion

Rule 102(a) of Regulation M, which is intended to preclude manipulative conduct by those with an interest in the outcome of a distribution, prohibits issuers and those affiliated with issuers, among others, from bidding for, purchasing or attempting to induce another to bid for or purchase a security that is the subject of a distribution while such distribution is underway. Rule 102(e) of Regulation M authorizes the Commission to exempt from the provisions of Rule 102 any transaction or series of transactions, either unconditionally or subject to specified terms and conditions.

The Company respectfully requests that the Division grant the Company an exemption under Rule 102(e) to permit it to effect repurchases under the Redemption Program. The Company will not actively solicit shares for redemption. Repurchases would not be made with the purpose of and should not have the effect of manipulating the price of the Company's stock. The Company has no current plans to seek to cause its shares of common stock to be listed on any securities exchange or the Nasdaq National Market, nor does it anticipate that such shares will be the subject of bona fide quotes on any inter-dealer quotation system or electronic communications network. Due to the illiquidity of the Company's shares, the Redemption Program was created solely to provide stockholders of the Company with a vehicle through which, after having held shares for at least one year, they could liquidate all or a portion of their investment in the Company's common stock. If a secondary trading market does develop, the Company will terminate the Redemption Program.

Although stockholders of the Company are apprised of the availability of the Redemption Program at the time they purchase their shares by means of a description in the Company's prospectus, the Company does not actively solicit participation by its stockholders in the program. Stockholders desiring to present all or a portion of their shares for repurchase will do so of their own volition and not at the request of the Company. The role of the Company in effectuating repurchases under the Redemption

Program will be ministerial and will merely facilitate the stockholders' liquidation of their investment in the Company.

Repurchasing shares under the Redemption Program during the Primary Offering should not manipulate the Company's stock price in connection with the offering because the repurchase price under the Redemption Program will be fixed and less than the offering price of the Company's common stock in the offering. Moreover, the extent of the Redemption Program is limited by (i) the amount of net proceeds from the sale of the Company's common stock under its Reinvestment Plan and (ii) the prohibition on redemptions during any calendar year in excess of 5% of the weighted average number of shares outstanding in the prior year. The potential for manipulation is further reduced by the program's one-year holding requirement. These and all other terms of the Redemption Program will be clearly set forth in the prospectus included in the Company's pending registration statement.

The special redemption terms applicable upon the death of a stockholder would only be available to a small number of stockholders. Furthermore, because purchasers in the Primary Offering must die to take advantage of these terms, the favorable terms upon death should not have a manipulative effect on the Company's stock price.

The Company believes that the relief it requests in this letter is consistent with the relief granted by the Division in Inland Western Retail Real Estate Trust, Inc. (August 25, 2003), T REIT, Inc. (June 4, 2001) and CNL American Properties Fund, Inc. (August 13, 1998) under Regulation M and in Excel Realty Trust, Inc. (May 21, 1992) under former Rule 10b-6. In particular, except for some features of the Redemption Program in the limited cases of the death of a stockholder, we note that (i) stockholders of the Company must hold shares of common stock for at least one year to participate in the Redemption Program; (ii) the Company will terminate its Redemption Program in the event a secondary market for its common stock develops; (iii) for at least three years after completion of the Company's offering stage (as defined above), the shares will be repurchased at a price that is fixed and less than the public offering price of the shares in the Primary Offering; thereafter, the redemption price will equal 95% of the estimated per share value of the Company's shares; (iv) the number of shares to be repurchased under the Redemption Program will not exceed, during any calendar year, the lesser of 5% of the weighted average number of shares of common stock outstanding during the prior calendar year or the amount that could be purchased solely from the aggregate net proceeds from sales under the Reinvestment Plan; and (v) the terms of the Redemption Program are fully disclosed in Company's prospectus.

The Company also believes that the requested relief is consistent with relief granted in Panther Partners, L.P. (March 3, 1994) and Dean Witter Cornerstone Funds II III and IV (June 3, 1992) with respect to certain limited partnerships under former Rule 10b-6 where (i) no secondary market existed or was expected to develop for the limited partnership interests, (ii) the motivation for repurchasing limited partnership interests was to create liquidity for limited partners, (iii) the limited partnership interests were repurchased at prices that were based on the valuation of the partnerships' net assets and (iv) the repurchase programs were to be terminated in the event a secondary market developed. The Company believes the Redemption Program as proposed is consistent with those plans described in the aforementioned cases and, similarly, has a very low risk of the type of manipulation that Regulation M and former Rule 10b-6 were promulgated to address.

If you have any questions regarding this request, or if you need any additional information, please do not hesitate to contact the undersigned at (919) 862-2216.

Respectfully submitted,



Robert H. Bergdolt

RHB:pmm

cc: Peggy Kim, Division of Corporate Finance
Leo F. Wells, III, Wells Real Estate Investment Trust II, Inc.

RTA01/2146348v1